SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2004

Masisa S.A.
(Exact name of registrant as specified in its charter)

Masisa Incorporated
(Translation of Registrant's name into English)

Los Conquistadores 1700 Piso 12, Providencia
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

NEWS RELEASE

For Further Information:

Juan Diuana	Lucia Domville
Investor Relations	Citigate Financial Intelligence
Masisa S.A.	(201) 499-3548
(56 2) 707-8710	Email: lucia.domville@citigatefi.com
Email: juan.diuana@masisa.com
Internet: www.masisa.com

MASISA S.A. REPORTS A 205% INCREASE IN ITS CONSOLIDATED OPERATING
INCOME FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2004

(Santiago, Chile, April 20, 2004) -- Masisa S.A. - (NYSE: MYS), Latin America’s leading particle board, MDF and OSB manufacturer, today announced its consolidated financial results stated in Chilean GAAP for the first quarter ended March 31, 2004, reporting, for fourth consecutive quarter, an improvement on its operational results and net income.

Masisa reported an operating income of US$11.6 million and a net income of US$8.3 million in the first quarter ended March 31, 2004. The operating income reflects better operational results of US$11.6 million in the first quarter of 2004, up 204.6% from US$3.8 million registered in the first quarter of 2003.The increase is explained by the continuous improvement of the Latin American markets after the weak performance registered during first half of 2003.

	US$ million
	1 Q2003	2Q 2003	3Q 2003	4Q 2003	1 Q2004

Revenues	62.4	65.1	73.9	80.4	87.9
Gross Profits	13.5	15.3	17.9	19.6	22.4
SG&A Expenses	-9.7	-10.1	-9.7	-11.4	-10.8
Operating Income	3.8	5.2	8.1	8.2	11.6
Net Income	0.0	1.7	3.8	4.1	8.3

The improved quarter-over-quarter operating income shows a continued growth of the Argentine market, easing pressure from Argentinean imports to the Chilean market, a growth in the Mexican market supported by furniture manufacturers´ exports to the US market, higher MDF dollars prices in Brazil and a cycle of high OSB prices in the US market. Higher prices for OSB in the US market substantially benefited Masisa as it exported higher volumes at higher prices, improving the performance of its OSB business in Brazil. Nevertheless, the company had export difficulties due to the lack of ships to carry its overseas sales, mainly during the first two months of 2004.

Masisa’s first quarter net income of US$8.3 million at the end of March 31, 2004, equals to 86.1% of the full-year 2003’s net income and represents almost a 102.0% increase, when compared to the 2003’s fourth quarter figure.

During the first quarter of 2004, consolidated particleboard volume sales increased by 1.7%, when compared to the same period of the previous year, reaching a total of 144,172 m3. In the case of MDF, consolidated volume sales increased by 18.9%, amounting to 199,346 m3. OSB consolidated volume sales increased 125.7%, totaling 57,567 m3.

Masisa changed its accounting method to report in US Dollars for Chilean GAAP. The Company began reporting in such currency as a result of its Shareholder’s Meeting held on October 17th, 2003, and the authorization and instructions of the Servicio de Impuestos Internos (Chilean tax authority) and the Superintendencia de Valores y Seguros (Chilean securities and insurance authority). All references to previous quarters of 2003 are restated to reflect this accounting change.

FINANCIAL HIGHLIGHTS

For the first quarter ended March 31, 2004:

The table below depicts Masisa’s consolidated financial highlights for the first quarter ended March 31, 2004, and the variation when compared to the same period of 2003.

	1Q2004	1Q2003	Variation
	US$ million	US$ million	%

Revenues	87.9	62,4	40.8%
Gross Profits	22.4	13,5	65.9%
SG&A Expenses	-10.8	-9,7	11.1%
Operating Income	11.6	3,8	204.6%
Net Income	8.3	0,0	118,185.7%

Earnings per ADS for the first quarter of 2004 were US$0.27 and EPS were US$0.01, compared to US$0.00 and US$0.00 for the same period in the previous year.

Sales Breakdown and Production Highlights

Masisa’s consolidated revenues for the first quarters of 2004 and 2003, broken down by market, are as follows:

	Accum. 2004	Accum. 2003

Chile	26%	31%
Argentina	9%	9%
Brazil	22%	26%
Mexico	15%	14%
Other countries	28%	20%

Total sales* breakdown in cubic meters for the first quarters of 2004 and 2003 are as follows:

	Accum.2004	Accum.2003

Raw Particle Board	74,867	72,270
Melamine PB	65,561	63,170
Wood Veneered PB	3,744	6,322
TOTAL PB	144,172	141,763

MDF	158,840	143,687
Coated MDF	40,506	24,028
TOTAL MDF	199,346	167,715

OSB	57,567	25,501

* Consolidated figures excluding inter-company sales.

Total sales for particleboard, MDF and OSB were 401,085 cubic meters, which represents a 19.7% increase in comparison to the first quarter of 2003.

Production costs for raw boards as of March 2004 and March 2003 are broken down as follows:

	Particle Board		MDF

	2004	2003	2004	2003

Wood	19%	18%	22%	19%
Chemicals	38%	38%	38%	39%
Energy	8%	10%	9%	11%
Labor	9%	8%	5%	4%
Depreciation	14%	14%	13%	15%
Others	13%	12%	12%	12%

MASISA, which listed its American Depositary Receipts on the NYSE in June 1993, is the leading manufacturer in South America of MDF and particle board, in its raw, melamine laminated and wood veneer versions. The Company produces approximately 90% of the particle board in Chile, 30% of the particle board in Argentina, 40% of the MDF in Chile and 50% in Argentina. In Brazil, MASISA, holds approximately 30% of the MDF market, while is the only producer of OSB. In Mexico, the Company produces approximately 20% of the particle board. The Company is also a leading Chilean producer of wooden doors. Through its subsidiary Forestal Tornagaleones S.A., Masisa participates in the forestry business in Chile and Argentina.

- TABLES TO FOLLOW -

The tables below are expressed in millions of dollars presented according to Chilean GAAP.

CONSOLIDATED BALANCE SHEET

	Million US$
	As of,
ASSETS	March 31,2004	March 31,2003
Current Assets	211.3	191.8
Fixed Assets	633.1	624.0
Other Assets	12.1	8.5
TOTAL ASSETS	856.5	824.3

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities	114.0	134.8
Long - Term Liabilities	218.6	192.0
Minority Interest	65.2	60.7
Shareholders' Equity	458.7	436.7
TOTAL LIABILITIES	856.5	824.3

CONSOLIDATED STATEMENTS OF INCOME

	Million US$
	For the first quarter ended,
	March 31, 2004	March 31, 2003

TOTAL SALES	87.9	62.4
Cost of Sales	(65.5)	(48.9)
GROSS PROFIT	22.4	13.5
Selling and Administrative Exp.	(10.8)	(9.7)
OPERATING INCOME	11.6	3.8

Net Financial Result	(3.5)	(3.2)
Other Income/Expenses	(0.6)	(0.3)
Price - Level Restatement	2.4	0.2
TOTAL OTHER INCOME (EXPENSE)- NET	(1.8)	(3.2)

Income Before Tax	9.9	0.6
Income Tax	(1.7)	(0.4)
Minority Interest	0.1	(0.2)
Negative Goodwill Amortization	0.0	0.0
NET INCOME	8.3	0.0

Due to rounding, numbers may not add up.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2004

Masisa S.A.

By:	/S/ Carlos Marín
Carlos Marín Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.